FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 17 November 2005

Kerry McDonald appointed to National Australia Bank Board

The Chairman of the National Australia Bank Michael Chaney today announced the appointment of Kerry McDonald as a non-executive director from 1 December 2005.

Mr McDonald is Chairman of the National Australia Bank subsidiary Bank of New Zealand, Chairman of ASX listed, Melbourne-based gold miner Oceana Gold and was previously Managing Director of Comalco New Zealand.

“Kerry’s appointment further deepens the corporate experience of the Board and will provide particular experience of the New Zealand economy and market,” Mr Chaney said.

Mr McDonald said: “I am pleased to have the opportunity to contribute to the National’s continued turnaround and cultural change agenda.”

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans External Relations Manager 03 8641 4982 work 0404 883 509 mobile

Hany Messieh Group Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan T Case

Date: 17 November 2005	Title:	Associate Company Secretary